

Departamento de Acionistas
Av. Brigadeiro Faria Lima, 1355 – 10° andar
01452-919 – São Paulo - SP
Telefone: (011) 3037-9070 Fax: (011) 3037-9076


03024171

April 24, 2003.
Our ref.: 039/2003


SEC MAIL
RECEIVED
PROCESSING
MAY 27 2003
WASH, D.C.
155
SECTION

Office of International Corporate Finance
Securities and Exchange Commission
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Companhia Suzano de Papel e Celulose
File n°. 82-3550

PROCESSED SUPPL
JUL 11 2003
THOMSON FINANCIAL

To Whom it May Concern:

On behalf of the Issuer, we enclose for submission the following reports and materials:

- two copies of the Annual Financial Statements, the Consolidated Financial Statements, the Management's Report, the Independent Auditors' Report and the Opinion of the Audit Committee, referring to years ended December 31, 2002 and 2001.

The information is being submitted to the Securities and Exchange Commission with respect to the Issuer's obligations pursuant to Rule 12g3-2(b), and with the understanding that, in accordance with the terms of paragraph (b)(4) of Rule 12g3-2(b), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act. Kindly acknowledge receipt of the enclosed by stamping and returning the enclosed copy of this letter in the pre-addressed, stamped envelope provided for your convenience.

Very truly yours,



Bernardo Szpigel
Financial and Investor Relations Director

Enclosure: the above-mentioned Annual Financial Statements



FILE no. 82-3550



SUZANO

COMPANHIA SUZANO DE PAPEL E CELULOSE
Publicly-held Company


MAY 27 2003
SECTION

MANAGEMENT REPORT

The international financial economic situation in 2002 was marked by low growth in the main economies, due to a series of events that involved accounting aspects in the financial statements of large international corporations and also the political-military uncertainties in the Middle East. On the domestic front, the turbulences on the political scene, together with the overseas scenario, created volatility on the foreign exchange market, intensified by the global aversion to risk. The attempts by the monetary authorities to contain the devaluation of the Real were not sufficient to calm the market, with the height of the devaluation resulting in the currency being quoted at R$ 3.95 to the dollar in October. Once the elections had finished and the first tier of the government selected, and its intention to continue with the structural adjustments declared, the pessimistic climate, which had lost its force on the eve of the elections, finally changed. The Brazilian risk declined and the dollar exchange rate dropped to around R$ 3.53 by the end of the year. However, this movement caused an increase in inflation rates, which, detected by the monetary authorities, resulted in successive increases in the interest rate, cumulating in 25% p.a.

On the paper and pulp market, the increase in price of pulp during the first three quarters of the year reflected the recovery of the European market and strong demand from Asia. As from the fourth quarter, with the arrival of new capacities, the excess offer of long fiber pulp, stability of the European market and lower demand from Asia, inventories returned to the high levels reported at the start of the year and prices dropped slightly. This volatility in pulp did not have a significant impact on the international prices of printing and writing paper.

On the domestic front, the decrease in purchases by large editors for the FNDE Program (National Foundation for the Development of Education) and promulgation of Normative Instruction 71, from the Federal Tax Office, which regulated the purchase of immune paper (used to print books, newspapers and magazines) resulted in an adjustment to inventories throughout the chain of commercialization with a decrease in the sales trend of coated and uncoated papers. However, the foreign exchange rates continued to favor domestic companies, making them more competitive, since imports were now more expensive.

According to preliminary data from BRACELPA, total Brazilian paper production increased by approximately 3.0%, a large part of which was aimed at exports, which increased by approximately 5.9% compared to 2001. Apparent consumption - total production plus imports and less exports - increased 1.0% compared to the previous year.

Within this context, the Company sales of paper on the domestic market decreased by approximately 2.0% and the volume of exports increased by 17.8%. The combined volume, for the Company and Bahia Sul Celulose S.A. (Bahia Sul), a subsidiary of the Company, which

0.6%, reaching 541 thousand tons, whilst exports increased by 1.5%, achieving 622 thousand tons. Total sales increased by 1.0%, with a total of 1,163 thousand tons billed.

INDUSTRIAL AND COMERCIAL PROFILE - SUZANO AND BAHIA SUL

The Company together with Bahia Sul are the leaders on the domestic market. This position will be intensified with the projects to expand production, currently forecasted and being implemented.

Production for 2002 was 1.2 million tons of products available for sale, produced at the three plants (two in São Paulo and one in Bahia). Out of this total, paper production was 758 thousand tons of market pulp was 424 thousand tons. Total production of pulp, including the amount used internally for paper production, was 1.0 million tons.

The products available on the market are: coated and uncoated paper for writing and printing, cardboard and market pulp. Printing and writing paper are produced from 100% whitened eucalyptus pulp, except in the case of Reciclato®.

Uncoated printing and writing paper "offset" is used mainly to make books, exercise books, office stationery and graphic work. These are high quality products since they offer the best formation and distribution on the surface of the paper; quality when printed in polychrome; dimensional stability; density and greater bulk; and softness. This product line includes cut paper with the brand name Report MultiUso® (paper used in photocopies, laser and jet printers and for writing, etc.). The brand Report® is "Top of mind" in Brazil. Clients from this product category are concentrated in the graphics market, publicity agents, large companies, copiers, banks and publishers. The Company's pioneer approach and environmental awareness in this segment is highlighted by its launch in 2000 of Reciclato®, the first 100% recycled offset paper, produced on an industrial scale in Brazil, with high printing quality.

Coated printing and writing paper - besides having the characteristics stated above for the uncoated papers, also has a superficial layer of shiny paint on one or both sides of the sheet, providing greater uniformity of colors and more shine, which enables excellent quality graphic presentation work to be performed. This paper is used on promotional material, magazine covers, annual reports, art books, etc.

Cardboard paper is different from the other products; it is a high quality product used in packaging, promotional materials and by editors. The use of eucalyptus fiber provides this product with differential characteristics valued by the market. These include: printing quality; superficial smoothness; rigidity, "machinability" and performance in the printing, cutting, folding and forming processes, mainly on automatic lines. As well as eucalyptus fibers other fibers are also used to obtain specific characteristics for certain applications.

Market eucalyptus pulp is used to produce printing and writing paper, sanitary paper and special products such as decorative laminated products, formica, filters and card coating for packaging cards. The Eucalyptus pulp offered is valued by the tissue paper segment, aimed at personal hygiene, paper towels and domestic use, due its softness and high level of absorption.

Production volumes in 2002

In 1,000 tons	SUZANO	BAHIA SUL	TOTAL
Pulp	**418**	**581**	**999**
Printing and writing paper.	276	223	499
Coated paper	68	-	68
Cardboard paper	191	-	191
Total paper	**535**	**223**	**758**

To meet current production and forecasted expansion, the Company and Bahia Sul have approximately 289 thousand hectares of land, being 191 thousand of plantation and the remaining for preservation and infra-structure.

The operations of both the Company and Bahia Sul have a strong presence on both the domestic and international markets. Since its incorporation, Bahia Sul has directed its activities at exports. Highly competitive, it has one of the lowest production costs in the world because of lower average distances between the plantations and the factory, an important factor in the cost of pulp. Its geographical location favors its products being directed at the export markets.

On the other hand, Suzano's sales have a strong presence on the domestic market, since its industrial units are installed in the largest consumer market in Brazil. It has a global portfolio of diversified clients; it continually seeks innovations, developing new products and services. It attends clients from the packaging, graphics, consumption and conversion sectors and through its division SPP - Nemo distributes small volume of products. This division is developing a logistics strategy called "Vision Project", which has enabled regional inventory to be built up, speeding up the service offered to small and medium size companies from the graphic sector. For such, a large national capillary structure is being implemented, with ten shops and six distribution centers.

On the overseas market, exports are made to more than 45 countries, through subsidiaries. For the Company - Sun Paper (Europe), Nemo Trade (USA) and Stenfar (Argentina) and for Bahia Sul - Bahia Sul América and Bahia Sul Trading - and also through agents and local distributors.

These factors - presence on the domestic and international markets; low production cost; location of production units; innovation and commercial organization - enable Suzano and Bahia Sul to have a complementary strategy for its products and the market, from the point of view of production, market flexibility, logistics and finance.

Every effort and attention is dedicated to the environment in the industrial area and plantations, aimed to guarantee the bio-diversity and equilibrium of the eco-system. The technology for implementing and reforming the planted fields is based on conservationist principles, aimed to increase productivity, rational use of resources and minimize the impact on the environment. The majority of the foresting techniques used on the commercial plantations were developed by the Company's own team of professionals. The Company also has a research team that includes not only improving the genetic material and forest handling, but also aims to improve the quality of raw materials, mainly with respect to pulp production. For the industrial activities, the investments made in the plants resulted in quality standards being above those required by the environmental bodies. The new investment forecasted for the "Q" Project at

the Suzano's pulp plant (SP), will also improve controls over diluted and concentrated odorous gases, and controls over noise and dust from the wood patio, resulting in significant improvements in the quality of the environment

The Company and Bahia Sul are recognized in Brazil and overseas for their pioneer approach in adopting best environmental practices. Suzano's industrial park includes a closed circuit system for water/liquor in the pulp production process, which is a fundamental item for an effective environmental control program. It constantly improves the system for reusing chemical supplies and water used in the production process, drastically reducing the emission of pollutants into the environment. It was also the first company to have all of its pulp production "Elemental Chlorine Free", since it does not use elemental chlorine in its whitening process.

Bahia Sul is an example of operational efficiency, a benchmark for costs in the sector and stands out for its environmental approach and was the first company in the world in the paper and pulp area to receive the ISO 14001 certificate. In June 2000 it received the Environmental Excellence Award given by the United Nations Organization and in 2001, it won the National Quality Award.

STRATEGY

During 2002, the Company continued with its strategic actions launched in previous years. In 2001, the following main actions were implemented: purchase of control of Bahia Sul; spin off of the petrochemical area with the creation of Suzano Petroquímica S.A.; participation in the privatization of Portucel; unification of the management from Suzano and Bahia Sul and review of corporate governance activities.

In 2002, the main strategic actions implemented were as follows: continuation of the "P and Q" projects to modernize and increase the Company's production; purchase, together with Aracruz, land and forests from Companhia Vale do Rio Doce for future expansion of Bahia Sul production; Public Offering of Shares in exchange for Bahia Sul Shares to permit this subsidiary to be delisted from the stock exchange; implement operational improvements and obtain synergies between Suzano and Bahia Sul; actions in the sales area (marketing, exports and distribution) and a new stage in the improvement of corporate governance.

At the beginning of 2003 Bahia Sul withdrew from the privatization process of Portucel, exercising its option to sell its participation.

The strategy for future growth in production is based on two fronts: the expansion of the Suzano unit, through the "Q" project (pulp production) and the "P" project (paper production), which will increase production capacity by approximately 190 thousand tons/year; and in Bahia Sul, optimization of the existing production line and construction of a second pulp production line, which in the future, will add approximately 810 thousand tons/year to existing production capacity. To achieve such, in September 2002, it was acquired, in partnership with Aracruz, 40 thousand hectares of land from Florestas Rio Doce, located in the municipality of São Mateus, in the north of Espírito Santo. Also in 2002, Suzano sold to Bahia Sul, under market conditions, a total of 15 thousand hectares of land and forest located in the States of Bahia and Espírito Santo, which was previously acquired by the Company in 1995, in order to implement the second pulp production line at Bahia Sul.

These actions create a solid base for future growth, which will increase cash generation and results, consolidating the Company as an important player on the national and international scenario.

The unified management implemented as from October 2001, completed one year and the results are already visible.

In the sales area, measures were implemented to improve the sales processes, increase exports, improve the efficiency of the logistics at the distribution division SPP-Nemo and differentiated marketing actions aimed at partnerships and improved relations with clients.

All of the efforts to identify possible synergies and to adopt better practices are being undertaken and producing results beyond those initially envisaged. The initial estimate of obtaining approximately R$ 30 million in economies of scale, benefiting from all of the synergies resulting from optimization of operations and sharing best practices were achieved during this year. The goal established for 2003 is to achieve a saving of approximately R$ 41 million, through reduced costs and expenses and improved income.

Through the Public Offering to exchange shares issued by the Company for Bahia Sul shares detained by minority investors Suzano increased its investment interest in the subsidiary from 73% to 94%. It was not possible for the subsidiary to be delisted, since it did not achieve the minimum quorum of 2/3 of the shares of non-related minority shareholders, participating in the offer. The objective of the Public Offering was to unify the "floats" of the two companies and to increase the liquidity of the shares. This objective will continue to be pursued.

The withdrawal from the privatization process of Portucel was due to the alterations in the model adopted by the Portuguese Government. These alterations significantly changed the essence of the negotiation, making it more complex and making it impossible to achieve the initial goal established by the Company, which was to gain control of Portucel together with the partner Sonae.

The Company constantly seeks innovations and improvements in the quality of products, in the services offered to clients and acts having in mind sustained forest development and environmental protection. The Company believes that being at the forefront in the market with respect to these questions, guarantees gains in market share and important partnerships with clients, both on the domestic front and overseas, which is of fundamental importance to the survival of any company in a competitive scenario. These concepts are the basis for the Company's global performance strategy.

In the management area, the main guideline consists of alignment with the criteria of excellence from the National Quality Award - PNQ, in order to achieve and maintain a level of business management compatible with world class organizations.

In line with the principles of good corporate governance and given the alterations implemented in 2001 in the composition of the Company's Board of Directors, which added the visions and experience of professionals recognized on the market, a change in the Company's Bylaws was implemented. This movement, together with its socially responsible practices and transparency in essential information to strengthen the share market, reinforces the professionalism of the management team.

The Company believes that the measures it has included, as part of its strategic plans, aimed to improve performance and productivity and to achieve high performance by its professionals, will maximize the return on capital invested. The investment plans assure the Company's position as one of the leaders in the segment for printing and writing paper and cardboard paper in Latin America. These measures, forecast in the strategic plans, together with efforts implemented to rationalize operations and optimize and modernize the productive assets, strengthen the Company's main objective, which is to provide adequate remuneration to shareholders, satisfy clients, value employees and to be a reference as one of the best Companies to work for in Brazil.

Operating for almost eight decades, with a wide range of actions implemented on various fronts, the Company is at a new stage to expand its activities and to improve performance.

TECHNOLOGICAL INNOVATIONS AND NEW PRODUCTS

The focus of the Company's activities is clearly defined and supported by its mission, defined and adopted in 2002, which is "to develop and offer products from the forest base, services, concepts and ideas, anticipating the needs of clients and satisfying shareholders, employees, suppliers and the community ".

With this objective, the Company is strongly engaged in consolidating its leadership in the production and sale of cardboard paper and writing and printing paper. It is the market leader in the white cardboard paper segment SBS - Solid Bleach Sulphate, manufactured with 100% virgin pulp. During the year, in the cardboard paper line, the Company launched Super 6 Hi-Bulky®, duplex cardboard paper, which is lighter and more rigid, aimed at the food and detergents market. The gain in the graphic segment is the possibility of producing lighter weight packaging.

The first coated paper with double coating in Brazil, launched in 2002, met international quality standards, with the main differential, compared to other paper available on the market, is the two coats of ink, guaranteeing a smoother and more homogenous surface. With this product, the Company confirms its pioneer approach and innovation in quality products aimed at the graphic segment.

Also as part of the strategy to better met client requirements, research into final consumers was undertaken, which identified that the majority of users do not optimize most of the differences that exist between the different types of paper and their applications. The answer to this, came with the launch of a single paper for general use. The new line of paper Report MultiUso® has a different visual impact, making it stand out at the sales points, as well as modern design and colors. Besides clearer information, images were developed for the new packaging that facilitate the use of the product and stamping the seal - from an ecological point of view - which highlights the Company's permanent concern with the environment.

With the launch of the Max Feffer award of graphic design, during the second semester of 2002, the Company offered a new dimension for innovation for Brazilian professionals that use paper in their designs. The proposal of the award is to encourage art professionals, designers, professionals from agencies and the graphic industry to produce works, during the year, using the paper Supremo Duo Design® (cardboard paper with excellent printing quality and using graphic resources also on the reverse side) and Reciclato® (first "offset" paper 100% recycled produced on an industrial scale in Brazil), products launched by the Company in 2001 and

widely accepted by the final consumer, who use the product to demonstrate their ecological awareness. This award was designed following the guidelines from the International Council of Graphic Designers, the Association of Graphic designers and the Brazilian Packaging Association (ABRE).

Sales volume in 2002

In 1,000 of tons	SUZANO			BAHIA SUL			SUZANO+BAHIA SUL		
	I.M	E.M	TOTAL	I.M	E.M	TOTAL	I.M	E.M	TOTAL
Print/writ. paper	145	126	271	131	91	222	276	217	493
Coated paper	68	2	70	-	-	-	68	2	70
Cardboard paper	126	64	190	-	-	-	126	64	190
Total	**339**	**192**	**531**	**131**	**91**	**222**	**470**	**283**	**753**
Pulp	17	4	21	54	335	389	71	339	410
TOTAL	**356**	**196**	**552**	**185**	**426**	**611**	**541**	**622**	**1.163**

IM - Internal market
EM - External market

MARKET AND PRODUCTS

Pulp: the increase in the price of pulp during the second and third quarters of the year reflected the recovery by the European market, which had been depressed since the second semester of 2001. Inventories started to return to normal levels as from March, and demand increased from Asiatic countries during the second and third quarters, which still did not reflect the effects of new production capacities. As from the fourth quarter, with the new capacities for short fiber pulp, excess supply of long fiber pulp, stabilization of the European market and lower demand from Asia, inventories started to increase and prices dropped as from October.

Despite low economic growth noted during 2002, according to estimates by specialized consultants, the total market for whitened pulp increased by 3.5% compared to 2001, being 7.0% for short fiber and 0.9% for long fiber. Growth of 5.1% was estimated for the eucalyptus pulp market for the period.

Sales of pulp by the Company and Bahia Sul amounted to 410 thousand tons, of which 339 thousand tons were aimed at the overseas market.

Paper and cardboard paper: Paper prices were more stable and did not report the same volatility observed for pulp. The domestic market prices were partially adjusted to the international market, mainly towards the end of the year, and the foreign exchange appreciation benefited exports.

Sales of 753 thousand tons reported by the Company and Bahia Sul, were 4.9% higher than the previous year, with greater sales recorded for the overseas market, which reported growth of 19.4%.

NET SALES DISTRIBUTION - 2002



PAPER IM
34%
CARD BOARD IM
19%
CARD BOARD EM
9%
PAPER EM
24%
COATED IM
13%
PULP IM
1%

SUZANO



PULP EM
46%
PAPER IM
28%
PAPER EM
19%
PULP IM
7%

BAHIA SUL

SUZANO AND BAHIA SUL



PULP EM
21%
PAPER IM
30%
CARD BOARD IM
11%
CARD BOARD EM
5%
COATED IM
7%
PAPER EM
22%
PULP IM
4%

MAIN MARKETS - 2002
SUZANO + BAHIA SUL



PULP
IM
17%
ÁSIA
21%
EUROPE
35%
NORTH AM.
27%
PAPER
MIDLE EAST
4%
AFRICA
1%
LATIN AM.
13%
EUROPE
10%
IM
63%
NORTH AM.
4%
ÁSIA
5%

PRODUCTION

Industrial Area

Investments were made at the three production plants (two of the Company and one of Bahia Sul), aimed at operational improvements and modernization, resulting in reduced costs and increased production.

At the end of 2002, a management model based on committees and teams, was adopted at the Suzano factories, as had been implemented at Bahia Sul. This practice simplifies communication between the various organizational levels, resulting in greater efficiency and speed in managing processes. Furthermore, all of the service contracts at the factories were diagnosed and mapped, aimed to simplify controls, avoid duplicated activities, improve the scope and reduce costs. In addition, the new version of the Hygiene and Health and Security Policy was adopted at the Suzano factories.

Greater operational efficiency was achieved during the interruptions to the paper machine at the Mucuri unit at Bahia Sul, by adopting the methodology for continuous improvement, following practices implemented at the Suzano units.

Forest Area

Continuing with the plan to enlarge the forest base to guarantee the supply of wood for the expansion projects at the Company's and Bahia Sul's industrial units, a further 25.2 thousand hectares of land was acquired in 2202 in the States of Bahia, Espírito Santo and São Paulo. With these acquisitions, 60% of the requirements is guaranteed by the new forest areas for the projects to enlarge production currently planned.

In 2002, 14.7 thousand hectares were planted on own land, being 5.1 thousand hectares in São Paulo and 9.6 thousand hectares in Bahia and Espírito Santo. The Forest plantation program through farmers guaranteed plantation of 6.9 thousand hectares, being 1.4 thousand in SP and 5.5 thousand hectares in Bahia.

In 2002, the Natural Resources Unit, together with assistance from external consultants, undertook work to unify the policies, processes and procedures, which resulted in a new organizational structure, which has been implemented and aims to increase efficiency and agility of Forest Management.

To guarantee competition in the forest area, Suzano and Bahia Sul have invested in research and development focused on Bio-technology, aimed to identify the chromosomes of the eucalyptus and accelerate the development of new genetic material. These projects are being undertaken in partnership with the Ministry of Science and Technology, FAPESP, and ESALQ/USP and other Universities and national and international research institutions. In 2002, research and development into forest development amounted to R$ 5 million.

PRODUCTION – SUZANO AND BAHIA SUL

In thousand tons



1.040
1.156
1.138
1.148
1.182
366
427
418
416
424
674
729
720
732
758
1998
1999
2000
2001
2002
MARKET PULP
PAPER

HUMAN RESOURCES AND MANAGEMENT

After unifying the management of Suzano and Bahia Sul, at the end of 2001, during 2002, the processes were extensively revised, aimed to identify the best practices between high performance companies. After defining the best practices, implementation started; a large number have already been implemented and others, more long term, are in progress. Three areas are considered important: human resources, management processes and information technology.

In the human resources area the following were developed and implemented: skills model, formation of teams at management and director levels; unification and up date of the remuneration policy; new health plan with alternatives available for all employees covering 11 thousand individuals.

In the management area, the program to align with the PNQ criteria was extended to the two companies (Suzano e Bahia Sul). The main activities included formulating the Vision, Mission and Values; extension of the 5S's program to all units; and start of the Total Productivity Management - TPM project at Mucuri. In addition, certificates were obtained based on ISO 9001:2000 at the Mucuri and Suzano units and OHSAS 18001 norm (Health and Occupational Security) at Mucuri. Implementation of the social responsibility norm SA 8000 was initiated at the SPP-Nemo Distribution Division.

During 2002, the SAP R/3 systems at Suzano and Bahia Sul were merged. As part of this project (Somar) all of the processes involved were revised and improved. The new system became operational in January 2003, and should result in improvements in performance for both companies as from this year.

Consolidated Results - Paper and Pulp

The financial statements herein presented offer a new and clearer standard for comparison with the previous year. This is the result of the restructuring actions undertaken, including the spin off of the petro-chemical assets, in 2001, and the Company's increased investment in Bahia Sul in 2002, that reached 94% of the total capital, after the exchange of shares Suzano/Bahia Sul. The financial statements reflect the Company's activities, which today are concentrated on paper and pulp, covering national and international distribution companies, offshore companies and all of the information on Bahia Sul and its subsidiaries. Note 3 to the financial statements separates the petro-chemical activities, which in 2001, where still included as part of the Company's results, enabling a comparison to be made for the paper and pulp activities.

SALES- Volumes and revenue of Suzano and Bahia Sul


805
816
862
1.324
1.611
1.785
2.068
975
1.024
1.039
1.172
1.107
1.151
1.163
482
518
496
646
544
613
622
493
506
544
526
563
538
541
1996
1997
1998
1999
2000
2001
2002
External Market - 1000t
Internal Market - 1000t
Net Revenue -R$ Million
Volumes - 2002
2002 - External Market
55%
45%
PULP
PAPER
2002 - Internal Market
13%
87%
PULP
PAPER

Total net sales was R$ 2,068.4 million, compared to R$ 1,785.0 million in 2001, reflecting the increase in sales volume and improvement in prices.

The gross profit increased from R$ 774.1 million in 2001 to R$ 950.0 million, resulting in gross margin of 45.9% on net sales.

The cash from operations, measured by the EBITDA, increased from R$ 675.2 million in 2001 to R$ 840.7 million, an increase of 24.5%, which represented a margin of 40.6% of net sales. Net indebtedness, at the end of the year, was R$ 2,548.9 million, equivalent to U$S 721,4 million, compared to R$ 1,872.5 million (US$ 807.0 million) in 2001, with an index (net debt/EBITDA) of 3.0, against 2.8 in December 2001. Considering the payment by Sonae of the amount related to the exercise of the option to leave the privatization process of Portucel, programmed to occur before April 30, 2003, the net debt will be R$ 2,045.6 million, with an index (net debt/EBITDA) of 2.4.

Consolidated net profit was R$ 55.1 million, compared to R$ 290.6 million in 2001 (using the

was due mainly to the foreign exchange variation, which affected liabilities indexed in foreign currency, increasing monetary variation and financial expenses from R$ 181.3 million to R$ 771.6 million. The difference between the net profit earned by the parent company of R$ 104.4 million and consolidated net profit, is due mainly to elimination of profits in inventory and sales from the parent company to its overseas subsidiaries, of R$ 23.6 million and the sale of fixed assets (land and forests) to Bahia Sul, of R$ 27.3 million, net of taxes.

For a better understanding of the individual effects, in the composition of the results of the Company and Bahia Sul, presented below is the operational and financial performance of each .



EBITDA - Suzano Consolidated
EBITDA R$ Million
MARGIN %
1000
900
800
700
600
500
400
300
200
100
0
50
45
40
35
30
25
20
15
10
5
0
22
41
45
38
41
187
538
730
675
841
1998
1999
2000
2001
2002
EBITDA SUZANO
MARGIN EBITDA

Results of Companhia Suzano de Papel e Celulose - Parent company

Net profit was R$ 104.4 million for the year, compared to R$ 302.6 million in 2001, this result was strongly affected by the appreciation of the dollar against the Real on foreign currency liabilities.

The Company's operational results were better than the previous year, as presented below.

Net sales increased from R$ 969.6 million to R$ 1,216.9 million in 2002, with growth of 25.5% compared to 2001. This growth was due mainly to the increase of 6.5% in sales volume, with 2.5% resulting from sales of third party products from the distribution division SPP-Nemo and 15.6% from the increase in average prices charged as a result of the increase in exports of printing and writing paper, mainly the cut paper segment for the brand Report® and cardboard paper.

Cost of sales, of R$ 704.0 million, 20.7% greater than that reported for 2001, was affected by the increased sales volumes, adjustment of the margin for raw materials, mainly chemical supplies and public tariffs, sales of third party products through the distribution division SPP - Nemo and greater depreciation charges. Since income increased by 25.5% and the cost of sales by 20.7%, gross profit, in absolute terms, increased by 32.7%, reaching R$ 126.4 million .

The result from activities (gross profit less administrative and sales expenses - the EBIT) increased from R$ 230.7 million in 2001 to R$ 322.2 million, even after the increase in administrative and sales expenses, derived from the inclusion of the distribution division SPP-Nemo in the full year, compared to only four months reported in 2001, and also from the increase in consulting services and export expenses. Generation of operational cash, measured by the "EBITDA", increased by 31.1%, from R$ 296.8 million in 2001, to R$ 389.1 million.

Net financial expenses increased from R$ 276.2 million to R$ 820.3 million, mainly as a result of the foreign exchange variation of 52.3%, described at the beginning of the report. At the same time, the appreciation of the dollar against the real had a positive effect on the results of the financial investments of the subsidiary Suzanopar Investimentos Ltd. indexed to the foreign exchange variation, which was the reason why the equity pick up for this subsidiary amounted to R$ 297.4 million . At the end of the year net indebtedness, including the resources of the subsidiary Suzanopar, was R$ 1,164.0 million , representing an index (net debt/EBITDA) of 3.0.

The total results from equity pick up amounted to R$ 451.1 million, as reported in the note 9 - Investments. It is important to note that amortization of the goodwill from the purchase of Bahia Sul, in 2001, and also from the share exchange operation, of last September, in an attempt to enable Bahia Sul to go private, has been included in the results for this year, and amounted to R$ 31.6 million.

Bahia Sul Celulose S.A.

Net sales of R$ 915.9 million, 18.3% greater than the previous year, was a result of the sales mix and increase in reais of 21%, in the average price of pulp and 20% for paper.

The cost of goods sold, compared to the previous year, increased by 11% as a result of price adjustments for some supplies, mainly chemical products and from the sale mix, which included a greater volume of paper.

Gross margin was 50% compared to 47% reported in 2001. Operational profit before interest and taxes (EBIT) was R$ 389.8 million, compared to R$ 284.5 million for 2001, as a result of the increase in gross profit and the reduction in administrative and sales expenses. As a result, operational cash generated, measured by the EBITDA, increased 27.6%, from R$ 376.4 million in 2001, to R$ 480.1 million.

As a result of the appreciation of the dollar against the real, net debt closed the year at R$ 1,242.7 million, equivalent to US$ 351.7 million , whilst the final position for the previous year was R$ 1,042.6 million, equivalent to US$ 449.3 million. Despite the increase in debt of R$ 200.0 million compared to the previous year, the ratio for net debt/cash generation decreased to 2.6, compared to an index of 2.8 for the previous year.

Net profit was R$ 171.7 million compared to R$ 107.1 million in 2001.

INVESTMENTS

Total consolidated funds generated during the year was R$ 2,417.9 million, being R$ 843.9 million from operations, complemented by other sources of R$ 1,574.0 million, resulting mainly from the capital increase resulting from the transfer of shareholders from Bahia Sul to Suzano; the exercise of the sale option for Bahia Sul's investment in Portucel, classified as a credit from sale of investments, and, funds from long term financing.

The main applications were as follows:

Permanent assets of R$ 359.6 million, being R$ 89,0 million in reforesting, distributed between: R$ 24.2 million invested by Suzano and R$ 64.8 million by Bahia Sul, which included R$ 35.0 million for the purchase of forests from Florestas Rio Doce S.A. The balance of R$ 270.6 million was directed mainly at modernization projects and improvement processes, such as SDCD for the paper machine "B-7" at the Suzano unit, improvement of quality, launch of new product lines, particularly the new double layer coated paper and the startof the project to enlarge pulp capacity at the Suzano plant - Project "Q". During this phase, the work included up-grading the CBC III boiler, a new electrostatic precipitator, Filter System of Green Liquor, Burning of Diluted gases and incinerator of concentrated gases. The civil works included the 900T Evaporation system, the cooling tower and part of the system for the Whitening line III and Washing Center. Project "Q" included several objectives to make improvements, including: all of the environmental items, efficiency and control of factory costs, consuming fewer chemical products and utilities; quality, producing pulp that is more resistant, brighter and more uniform; and production capacity, increasing it by 25% during the first phase of the project.

At the end of the year, parts were ordered to reform one of the paper machines at the Suzano unit. The investment is equivalent to US$ 35 million and will increase the speed of the machine to 1,060 meters per minute, increasing production capacity of printing and writing paper by approximately 43 thousand tons per year, from the existing 110 thousand ton/year to 153 thousand ton/year.

CAPITAL MARKETS

At the end of 2002, at 11.268 points, Ibovespa (Index for the São Paulo Stock Exchange) reported an annual devaluation of 17.0%.

On December 28, 2001, (the last work day of the previous year) the quotation for the Company's preferred shares was R$ 5.60. On April 01, 2002, the Company's PN (preferred nominative shares) securities closed at R$ 7.50/share. As from April 02, 2002, the PN share for Suzano Petroquímica S.A., resulting from the spin off from the Company in November 2001, started to be quoted separately, which consequently resulted in an "ex-theoretical adjusted" quotation (as defined by Bovespa, from the exclusion of the petrochemical assets) of R$ 4.60/share, for opening on the exchange on April 02. At the end of the day, the share price was R$ 5.69. On December 31, 2002, the closing value on Bovespa was R$ 5.20/share and the equity value was R$ 7.32/share. According to the Technical Document from the Paulista Exchange, SUZA4 reported nominal profitability of 57,8% in 2002, taking into consideration all of the corporate events that occurred. The average profitability on the Exchange for the paper and pulp sector, for the same year, was 39.4%.

During the year, the Company's shares were available on 241 of the 249 exchanges realized by BOVESPA. A total of 2,004 negotiations were made, involving 9,455 thousand securities and movement of R$ 54.0 million, equivalent to US$ 19 million.

With the transfer of the minority shareholder from Bahia Sul, who exchanged their shares in Bahia Sul for shares in the Company, resulting in a capital increase for this purpose, the Company's share base increased from 225,163 thousand shares at the end of 2001, to 258,517 thousand shares in 2002.

INTEGRATION WITH THE COMMUNITY - SOCIAL INDICATORS

The Company, acting directly or through the Ecofuturo Institute - created and supported by the Company, as well as Bahia Sul, is aware of its social responsibility, concentrating actions on promoting sustainable development, investing in projects that generate income, uniting environmental preservation and valuing human relations. The mission of Ecofuturo Institute is to encourage sustainable development in Brazil, understood to be "satisfy the needs of current generations without compromising the ability of future generations to met their own needs". The projects undertaken by the Company and Bahia Sul include:

Neblinas Park
This project is aimed at environmental education, involving a preservation strip of the Atlantic Forest. The area is being prepared to become a regional pole for sustainable development, through ecological tourism, cultivation of threatened species, environmental education and scientific research.

Jequitinhonha Valley
Search for solutions to relieve the water shortage in the region, making viable the actions that provide economic growth and social integration within the region.

Reading is necessary Project to encourage reading by implementing community libraries, writing contests, editions of literary works and support for lectures and debates. During the three years since implementing this project, 26 community libraries have been set up, with 2 in São Paulo, 14 in Bahia and 10 in other states.

Coopamare
The Company has a partnership with Coopamare - a paper collection cooperative created 10 years ago, to encourage the reintegration of homeless persons. Thus, the Company buys paper scraps to use in the production system, which helps to make viable part of the social projects aimed at paper collectors and their families.

Golfinho Community Association
The entity provides pre-school for 200 children between the ages of 3 and 6, computer courses for 230 students and reading and writing courses for 35 adults. It also offers culinary and nutrition courses and provides service at health programs for 1,100 women. Last year, the association set up the Golfinho-BA Cultural Center, to value popular culture and arts and crafts.

Edueation project
Contributes to improving the quality of basic teaching within the public network, encouraging self confidence amongst teachers, encouraging their participation in the teaching process and reinforcing awareness of the role that each one exercises.

Sowing project
Program based on training teachers and presenting preservation concepts by means of an interactive methodology, developed specifically for the young public.

Grow project
In partnership with social entities, SENAI and SEBRAE, it aims to offer professional training for youth and adults in Teixeira de Freitas, Mucuri and Itabatã, aimed to extend the professional diversification and development in the region.
To Study is to Grow
Program to encourage employees' children to perform well at school. In 2002, 1,763 students benefited from this program, at a total cost of R$ 443 thousand.

Educate Citizen project
In partnership with SESI-BA, this project aims to improve the schooling levels of employees and service workers, by means of providing additional studies to 4th level of basic teaching.

Voluntary program
In December, a voluntary program was launched aimed to support and encourage employees to participate in actions that benefit the community. The Company offers a range of opportunities in the consulting area, reading and writing for adults, obtaining funds, environmental education, etc.

More detailed reports and the financial statements will be published together with the Social Balance Sheet.

DIVIDENDS

The distribution of dividends of R$ 67.3 million will be submitted for approval in Ordinary General Shareholders Meeting. These dividends have been recorded in the Financial Statements for the year ended December, 31, 2002, under the assumption that they will be approved.

SUBSEQUENT EVENT

Through the Relevant Fact published on January 14, 2003, the Company informed its shareholders and the market that it had decided, together with Sonae, SGPS, S.A. to terminate the association that they had constituted in September 2001, through Sonae Produtos e Derivados Florestais. The objective of this association was to acquire the controlling interest in Portucel - Empresa Produtora de Pasta e Papel S.A., through participating in the privatization of the latter.

In sequence to the option exercised by the Company, Sonae should purchase all of the investment interest held by the Company in SPDF, through its indirect subsidiary Bahia Sul International Trading Ltd (BSIT), equivalent to 49.99% of the capital, and this transaction should occur by April 30, 2003. A total of €136.2 million is receivable by BSIT.

PROSPECTS

Brazil's economic growth in 2003 is highly dependent on the international scene, particularly on the economic performance of North America. In the international environment, a state of uncertainty prevails as a result of significant transformations, not just structural and economic, but mainly from the consequences of armed combat. The changes in the global scenario, during the last two years, have had impacts on capital and trade flows.

Data for the US GNP indicate a recovery process, but which is still not very consistent. The successive reductions in interest rates, cumulating in 1.25% in October, could stimulate economic recovery, but at a slow rate.

On the domestic front significant adjustments are being made to external accounts. The confidence won by the new government, both domestically and internationally, if consolidated during the coming months, could have positive effects, possibly as from the second semester.

On the pulp market, specialized international analysts are more optimistic, after the slight increase in prices reported in January and February. With new production capacity, the pulp market, particularly short fiber, will again be very competitive. The balancing point may again come from Asia, mainly China. It is estimated that this country alone will import in 2003 a total of 5.6 million tons of pulp, being 49% whitened short fiber.

The forecast for 2003 for the domestic market is for growth in paper consumption, mainly in the printing and writing segment, considering the proposals of the new government to accelerate the purchase of textbooks. In the card segment, there should be stiff competitive on the domestic market, as was noted during 2002.

Management believes that 2002 was a year of changes and consolidation. The Company achieved important conquests and all of the goals set were achieved; the year 2003 will be a year for implementing important investment projects, which will place the Company at new productivity and competitive levels, recognized as a company of excellence, that harmonizes the generation of value with human dignity.